                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 8)(1)

                            Layne Christensen Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    521050104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 2 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,416,447
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,416,447
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,416,447
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 3 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,416,447
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,416,447
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,416,447
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 4 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,421,447(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,421,447(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,421,447(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      Includes   2,000  shares  of  Common  Stock   directly   owned  by  Mr.
         Lichtenstein  and  3,000  shares  of Common  Stock  underlying  options granted to Mr.  Lichtenstein that are exercisable within 60 days of the date hereof.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 5 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     JAMES HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   -0-
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 6 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    JOHN QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   -0-
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 7 of 23 Pages
----------------------                                    ----------------------

          The following  constitutes  Amendment No. 8 ("Amendment No. 8") to the
Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended and restated to read as follows:

Item 2.   IDENTITY AND BACKGROUND.

          (a)  This  statement  is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited  liability  company  ("Partners  LLC"),  Warren G.  Lichtenstein,  James
Henderson and John Quicke.  Each of the foregoing is referred to as a "Reporting
Person" and  collectively  as the  "Reporting  Persons."  Each of the  Reporting
Persons is party to that  certain  Joint  Filing and  Solicitation  Agreement as further  described  in Item 6.  Accordingly,  the  Reporting  Persons are hereby filing a joint Schedule 13D.

          Partners  LLC is the general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

          (b)  The principal business address of Steel Partners II, Partners LLC and Mr.  Lichtenstein  is 590 Madison  Avenue,  32nd Floor,  New York,  New York
10022.

         The principal  business  address of Mr. Henderson and Mr. Quicke is c/o
Steel  Partners II, L.P.,  590 Madison  Avenue,  32nd Floor,  New York, New York
10022.

          (c)  The principal  business of Steel  Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

         The  principal  occupation  of each of Mr.  Henderson and Mr. Quicke is serving as Vice President of Steel Partners, Ltd., a management advisory company that provides management services to Steel and its affiliates.

          (d)  No  Reporting  Person  has,  during  the last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e)  No Reporting  Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 8 of 23 Pages
----------------------                                    ----------------------

          (f)  Messrs.  Lichtenstein,  Henderson  and Quicke are citizens of the
United States of America.

     Item 4 is hereby amended to add the following:

     On February  2, 2006,  Steel  Partners II  delivered a letter to the Issuer nominating James Henderson and John Quicke  (collectively,  the "Nominees"),  as set forth  therein,  for  election to the  Issuer's  Board of  Directors  at the
Issuer's  2006  annual  meeting  of  stockholders,   or  any  other  meeting  of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations  thereof (the "Annual  Meeting").  A copy of this letter is attached hereto as Exhibit 5 and is incorporated herein by reference.

     Item 5(a) is hereby amended and restated to read as follows:

     (a)  The aggregate percentage of Shares reported owned by each person named herein is based upon 15,225,240 Shares outstanding, which is the total number of
Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 31, 2005,  as filed with the  Securities  and Exchange
Commission on December 12, 2005.

     As of the  close of  business  on  February  6,  2006,  Steel  Partners  II beneficially  owned 1,416,447  Shares,  constituting  approximately  9.3% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,416,447  Shares owned by Steel Partners
II, constituting approximately 9.3% of the Shares outstanding.  Mr. Lichtenstein beneficially owned 1,421,447 Shares (consisting of (i) 1,416,447 Shares owned by
Steel  Partners  II that Mr.  Lichtenstein,  as the sole  executive  officer and managing  member of Partners LLC, which in turn is the general  partner of Steel
Partners II, may be deemed to  beneficially  own,  (ii) 3,000 Shares  underlying options  exercisable  within 60 days of the date  hereof  directly  owned by Mr.
Lichtenstein,  and  (iii)  2,000  Shares  directly  owned by Mr.  Lichtenstein), constituting approximately 9.3% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive  power with respect to the 1,416,447 Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

     Currently,  neither Mr.  Henderson  nor Mr.  Quicke  beneficially  owns any
Shares.

     Item 6 is hereby amended to add the following:

     On February 2, 2006, the Reporting  Persons entered into a Joint Filing and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other person(s)  nominated by Steel Partners II, to the Issuer's Board of Directors at
the Annual  Meeting (the  "Solicitation"),  and (c) Steel  Partners II agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of the Joint Filing and
Solicitation  Agreement  is  attached  hereto as  Exhibit 6 and is  incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 9 of 23 Pages
----------------------                                    ----------------------

     Item 7 is hereby amended to add the following exhibits:

          5.   Director  Nomination Letter from Steel Partners II, L.P. to Layne
               Christensen Company, dated February 2, 2006.

          6.   Joint  Filing  and  Solicitation  Agreement  by and  among  Steel
               Partners   II,   L.P.,   Steel   Partners,   L.L.C.,   Warren  G.
               Lichtenstein,  James Henderson and John Quicke, dated February 2,
               2006.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 10 of 23 Pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: February 6, 2006                        STEEL PARTNERS II, L.P.

                                               By:  Steel Partners, L.L.C.
                                                    General Partner

                                               By:  /s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                    Warren G. Lichtenstein
                                                    Managing Member

                                               STEEL PARTNERS, L.L.C.

                                               By:  /s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                    Warren G. Lichtenstein
                                                    Managing Member

                                               /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               WARREN G. LICHTENSTEIN

                                               /s/ James Henderson
                                               ---------------------------------
                                               JAMES HENDERSON

                                               /s/ John Quicke
                                               ---------------------------------
                                               JOHN QUICKE

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 11 of 23 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

     Exhibit                                                              Page
     -------                                                              ----

1.   Joint Filing Agreement by and among Steel Partners II, L.P.,          --
     Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,  dated
     December 2, 2003 (previously filed).

2.   Purchase   Trading  Plan  Agreement  by  and  between  Steel          --
     Partners II, L.P. and Mutual Securities, Inc., dated January
     15, 2004 (previously filed).

3.   Letter  from  Steel  Partners  II,  L.P.  to  the  Corporate          --
     Secretary of Layne Christensen  Company,  dated December 21,
     2004, submitting a stockholder proposal (enclosures omitted)
     (previously filed).

4.   Letter from Steel Partners II, L.P. to the  stockholders  of          --
     Layne  Christensen  Company,  dated May 25, 2005 (previously filed).

5.   Director  Nomination  Letter from Steel Partners II, L.P. to      10 to 21
     Layne Christensen Company, dated February 2, 2006.

6.   Joint  Filing and  Solicitation  Agreement by and among Steel     21 to 23
     Partners  II,  L.P.,  Steel  Partners,   L.L.C.,   Warren  G.
     Lichtenstein, James Henderson and John Quicke, dated February
     2, 2006.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 12 of 23 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                               590 MADISON AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                      ---
                               TEL (212) 520-2330
                               FAX (212) 520-2331

                                February 2, 2006

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205
Attn:  Corporate Secretary

          Re:  NOTIFICATION OF NOMINATION OF DIRECTORS

Dear Sir or Madam:

     On behalf of Steel  Partners  II, L.P.  ("Steel"),  enclosed  please find a notification  of  nomination  of two  nominees  for  election  to the  Board  of
Directors  of Layne  Christensen  Company  (the  "Company")  at the 2006  annual meeting of stockholders.

     Steel is submitting  these nominees because the deadline for nominations to the Layne Board is  approaching  and we believe the two  candidates  proposed by
Steel have strong  strategic,  financial and  operational  backgrounds in a wide variety of  industries.  Their  addition to the Board will help  facilitate  the ability of the Company to enhance  long-term  shareholder  value.  Steel is also unhappy  with the  current  inability  of the Layne  Board to adopt a  strategic long-term plan which Steel  believes will  facilitate  long term  enhancement of shareholder  value and on the  appropriate  person to lead the Company's  senior management team. Steel would consider  withdrawing its nominees if Steel and the
Layne Board reach an agreement on a long-term  strategic  business  plan and the appropriate person to lead the Company's management team.

                                           Very truly yours,

                                           STEEL PARTNERS II, L.P.

                                           By:   Steel Partners, L.L.C.
                                           Its:  General Partner

                                           By:   /s/ Warren G. Lichtenstein
                                                 ---------------------------
                                                 Name: Warren G. Lichtenstein
                                                 Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 13 of 23 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                February 2, 2006

VIA FACSIMILE AND OVERNIGHT COURIER

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205
Attn:  Corporate Secretary

     Re:  NOTICE OF INTENTION TO NOMINATE  INDIVIDUALS FOR ELECTION AS DIRECTORS
          AT THE 2006  ANNUAL  MEETING  OF  STOCKHOLDERS  OF  LAYNE  CHRISTENSEN
          COMPANY

Dear Sir:

     This  letter  shall serve to satisfy the  advance  notice  requirements  of
Article II,  Section 7(b) of the Amended and Restated  Bylaws (the  "Bylaws") of
Layne  Christensen  Company ("Layne") as to the nomination by Steel Partners II,
L.P., a Delaware limited partnership ("Steel"), of two (2) nominees for election to the Board of  Directors  of Layne  (the  "Layne  Board")  at the 2006  annual meeting of stockholders  of Layne, or any other meeting of stockholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Annual Meeting").

     This letter and the Exhibit attached hereto are collectively referred to as the "Notice." Steel is the beneficial owner of 1,416,447 shares of common stock,
$.01 par value per share (the "Common Stock"),  of Layne,  1,001 shares of which are held of record by Steel.  Through this Notice,  Steel hereby  nominates  and notifies  you of its  intent to  nominate  James  Henderson  and John  Quicke as nominees  (the  "Nominees")  to be  elected  to the  Layne  Board at the  Annual
Meeting. Steel believes that the terms of three (3) Class II directors currently serving on the Layne Board expire at the Annual Meeting. To the extent there are in excess of three (3)  vacancies on the Layne Board to be filled by election at the Annual  Meeting or Layne  increases  the size of the Layne  Board  above its existing size,  Steel reserves the right to nominate  additional  nominees to be elected to the Layne Board at the Annual Meeting.  Additional  nominations  made pursuant to the  preceding  sentence  are without  prejudice  to the position of
Steel that any  attempt to increase  the size of the  current  Layne Board or to reconstitute  or reconfigure  the classes on which the current  directors  serve constitutes an unlawful  manipulation of Layne's  corporate  machinery.  If this
Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective  with respect to the nomination of any of the Nominees at the Annual
Meeting,  or if any individual  Nominee shall be unable to serve for any reason, this  Notice  shall  continue  to be  effective  with  respect to the  remaining
Nominee(s) and as to any replacement Nominee(s) selected by Steel.

     The information  concerning Steel and the Nominees  required by Article II,
Section 7(b) of the Bylaws is set forth below:

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 14 of 23 Pages
----------------------                                    ----------------------

     (i)    NAME  AND  ADDRESS  OF THE  STOCKHOLDER  WHO  INTENDS  TO  MAKE  THE
            NOMINATION AND OF THE PERSONS TO BE NOMINATED:

            STOCKHOLDER:

            Steel Partners II, L.P.
            590 Madison Avenue
            32nd Floor
            New York, NY 10022

            PERSONS TO BE NOMINATED:

            James Henderson
            c/o Steel Partners II, L.P.
            590 Madison Avenue
            32nd Floor
            New York, NY 10022

            John Quicke
            c/o Steel Partners II, L.P.
            590 Madison Avenue
            32nd Floor
            New York, NY 10022

     (ii)   REPRESENTATION  THAT THE  STOCKHOLDER IS A HOLDER OF RECORD OF STOCK
            OF THE CORPORATION  ENTITLED TO VOTE IN THE ELECTION OF DIRECTORS AT
            SUCH  MEETING  AND  INTENDS  TO  APPEAR IN PERSON OR BY PROXY AT THE
            MEETING TO NOMINATE THE PERSONS SPECIFIED IN THE NOTICE:

            Steel is a holder of record of  Common  Stock of Layne  entitled  to vote in the election of directors at the Annual  Meeting and intends to appear in person or by proxy at the Annual  Meeting  to  nominate
            James Henderson and John Quicke.

     (iii)  NAME  AND  ADDRESS  OF  THE  STOCKHOLDER,  AS  THEY  APPEAR  ON  THE
            CORPORATION'S  BOOKS, AND OF THE BENEFICIAL  OWNER, IF ANY, ON WHOSE
            BEHALF THE NOMINATION IS MADE:

            Name                            Address
            ----                            -------

            STEEL PARTNERS II LP            590 MADISON AVE 32ND FLR
                                            NEW YORK NY 10022

     (iv)   CLASS  AND  NUMBER  OF  SHARES  OF THE  CORPORATION  WHICH ARE OWNED
            BENEFICIALLY  AND OF RECORD BY THE NOMINATING  STOCKHOLDER  AND EACH
            NOMINEE PROPOSED BY SUCH STOCKHOLDER:

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 15 of 23 Pages
----------------------                                    ----------------------

            Steel is the beneficial  owner of 1,416,447  shares of Common Stock,
            1,001 shares of which are held of record.

            James Henderson does not own any securities of Layne.

            John Quicke does not own any securities of Layne.

     (v)    DESCRIPTION  OF  ALL  ARRANGEMENTS  OR  UNDERSTANDINGS  BETWEEN  THE
            STOCKHOLDER  AND EACH  NOMINEE AND ANY OTHER  PERSONS  (NAMING  SUCH
            PERSON OR PERSONS)  PURSUANT TO WHICH THE NOMINATIONS ARE TO BE MADE
            BY THE STOCKHOLDER:

            On  February  2,  2006,  Steel,  Steel  Partners,   L.L.C.,   Warren
            Lichtenstein,  James  Henderson and John Quicke  (collectively,  the
            "Group") entered into a Joint Filing and  Solicitation  Agreement in which,  among  other  things,  (a) the  parties  agreed to the joint filing on behalf of each of them of  statements on Schedule 13D with respect  to the  securities  of  Layne,  (b) the  parties  agreed to solicit  proxies  or  written  consents  for  the  election  of  the
            Nominees,  or any other  person(s)  nominated by Steel, to the Layne
            Board at the  Annual  Meeting  (the  "Solicitation"),  and (c) Steel
            agreed to bear all expenses  incurred in connection with the Group's activities,  including  approved  expenses  incurred  by  any of the parties  in  connection  with the  Solicitation,  subject to certain limitations.

            Other than as stated  above and the fact that  Warren  Lichtenstein, the managing  member of the general  partner of Steel, is a director of Layne, there are no arrangements or understandings  between Steel and each  Nominee or any other  person or persons  pursuant to which the  nominations  described  herein  are to be made,  other than the consents by the  Nominees to serve as  directors of Layne if elected as such at the Annual  Meeting,  attached  hereto  and  incorporated herein by  reference.  Reference  is made to the  Schedule  13D,  as amended,  filed and to be filed  with the  Securities  and  Exchange
            Commission  by the  members of the Group  with  respect to Layne for additional information regarding the members of the Group.

     (vi)   OTHER INFORMATION REGARDING EACH NOMINEE PROPOSED BY THE STOCKHOLDER
            AS WOULD HAVE BEEN  REQUIRED  TO BE  INCLUDED  IN A PROXY  STATEMENT
            FILED  PURSUANT TO REGULATION  14A (17 C.F.R.  SECTION  240.14A-1 ET
            SEQ.) AS THEN IN EFFECT UNDER THE  SECURITIES  EXCHANGE ACT OF 1934,
            AS  AMENDED,  HAD THE  NOMINEE  BEEN  NOMINATED,  OR  INTENDED TO BE
            NOMINATED, BY THE BOARD OF DIRECTORS:

            JAMES HENDERSON (AGE 48) - Class II Director Nominee - Mr. Henderson
            has served as a Vice President of Steel Partners,  Ltd.  ("SPL"),  a
            management  advisory  company that provides  management  services to
            Steel and its  affiliates,  since  August  1999.  He has served as a director and Chief  Executive  Officer of  WebFinancial  Corporation
            ("WebFinancial"), a consumer and commercial lender, since June 2005, as  President  and Chief  Operating  Officer of  WebFinancial  since
            November  2003,  and was  the  Vice  President  of  Operations  from
            September 2000 through December 2003. He has served as a director of
            WebBank, a wholly-owned subsidiary of WebFinancial, since March 2002

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 16 of 23 Pages
----------------------                                    ----------------------

            and was the acting Chief Executive Officer from November 2004 to May
            2005.  He has  served  as a  director  of  BNS  Co.,  a real  estate management  company,  since June 2004 and as a director and Chairman of Del Global  Technologies  Corp., a designer and  manufacturer  of medical imaging and diagnostic systems,  since November 2003 and May
            2005,  respectively.  He served as a director  of ECC  International
            Corp., a manufacturer and marketer of computer-controlled simulators
            for  training   personnel  to  perform   maintenance   and  operator
            procedures on military weapons, from December 1999 to September 2003 and as acting Chief Executive  Officer from July 2002 to March 2003.
            He has served as a director of SL  Industries,  Inc., a designer and producer of proprietary advanced systems and equipment for the power and data quality  industry,  since January 2002.  Mr.  Henderson has served as  President  of Gateway  Industries,  Inc.,  a provider  of database  development and web site design and development  services, since December 2001.  From January 2001 to August 2001, he served as
            President of MDM  Technologies,  Inc.,  a direct mail and  marketing company.  Mr.  Henderson  does  not  beneficially  own,  and has not purchased  or sold  during the past two  years,  any  securities  of
            Layne.

            JOHN QUICKE (AGE 56) - Class II  Director  Nominee - Mr.  Quicke has
            served as a Vice President of SPL since  September  2005. Mr. Quicke has  served as a director  of WHX  Corporation,  a holding  company, since  July 2005 and as a Vice  President  since  October  2005.  He served as Vice Chairman and Executive  Officer of Sequa  Corporation
            ("Sequa"),  a  diversified  industrial  company,  from March 2004 to
            March 2005 and as a director,  President and Chief Operating Officer of Sequa from 1993 to March 2004.  Mr. Quicke does not  beneficially own, and has not  purchased  or sold during the past two years,  any securities of Layne.

            Except as set forth in this Notice  (including the Exhibit  hereto),
            (i) during the past 10 years,  no Nominee  has been  convicted  in a
            criminal   proceeding   (excluding  traffic  violations  or  similar
            misdemeanors);  (ii) no Nominee directly or indirectly  beneficially owns any  securities of Layne;  (iii) no Nominee owns any securities of Layne  which are owned of record  but not  beneficially;  (iv) no
            Nominee has  purchased  or sold any  securities  of Layne during the past two years; (v) no part of the purchase price or market value of the securities of Layne owned by any Nominee is represented by funds borrowed  or  otherwise  obtained  for the purpose of  acquiring  or holding such securities; (vi) no Nominee is, or within the past year was, a party to any contract,  arrangements or  understandings  with any person with respect to any securities of Layne,  including,  but not limited to, joint ventures, loan or option arrangements, puts or calls,  guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially,  directly or indirectly, any  securities  of Layne;  (viii)  no  Nominee  owns  beneficially, directly or  indirectly,  any securities of any parent or subsidiary of Layne;  (ix) no Nominee or any of his  associates  was a party to any  transaction,  or  series  of  similar  transactions,  since the beginning  of  Layne's  last  fiscal  year,  or is a  party  to  any

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 17 of 23 Pages
----------------------                                    ----------------------

            currently proposed  transaction,  or series of similar transactions, to which Layne or any of its  subsidiaries  was or is to be a party, in which the amount involved exceeds $60,000;  and (x) no Nominee or any of his associates has any arrangement or understanding  with any person  with  respect  to any  future  employment  by  Layne  or its affiliates,  or with  respect  to any future  transactions  to which
            Layne or any of its affiliates will or may be a party.

     (vii)  CONSENT OF EACH NOMINEE TO SERVE AS A DIRECTOR OF THE CORPORATION IF
            SO ELECTED:

            Each of the Nominees has  consented to be named as a nominee in this
            Notice,  to be named as a nominee  in any proxy  statement  filed by
            Steel in connection with the Solicitation and to serve as a director of Layne,  if so  elected.  Such  consents  are  attached  hereto as
            EXHIBIT A.

     Please address any  correspondence  to Steel Partners II, L.P.,  Attention:
Warren Lichtenstein,  telephone (212) 520-2330, facsimile (212) 520-2331 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue
Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky,
Esq.,  telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this
Notice  is not an  admission  that any  procedures  for  notice  concerning  the nomination  of  directors  to the Layne Board are legal,  valid or binding,  and
Steel reserves the right to challenge their validity.

                                           Very truly yours,

                                           STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C.,
                                                General Partner

                                           By:  /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               Name: Warren G. Lichtenstein
                                               Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 18 of 23 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                                NOMINEE CONSENTS

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 19 of 23 Pages
----------------------                                    ----------------------

                                 JAMES HENDERSON
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                February 2, 2006

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas  66205
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice  provided by Steel  Partners  II, L.P.  ("Steel") of its intention to nominate the undersigned as a director of Layne Christensen Company
("Layne") at the 2006 annual  meeting of  stockholders,  or any other meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting"),  (ii) being named as a  nominee  in any  proxy  statement  filed by Steel in  connection  with the solicitation  of proxies or written  consents for election of the undersigned at the Annual  Meeting,  and (iii) serving as a director of Layne if elected at the
Annual Meeting.

                                           Very truly yours,

                                           /s/ James Henderson
                                           -----------------------------
                                           James Henderson

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 20 of 23 Pages
----------------------                                    ----------------------

                                   JOHN QUICKE
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                February 2, 2006

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas  66205
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice  provided by Steel  Partners  II, L.P.  ("Steel") of its intention to nominate the undersigned as a director of Layne Christensen Company
("Layne") at the 2006 annual  meeting of  stockholders,  or any other meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting"),  (ii) being named as a  nominee  in any  proxy  statement  filed by Steel in  connection  with the solicitation  of proxies or written  consents for election of the undersigned at the Annual  Meeting,  and (iii) serving as a director of Layne if elected at the
Annual Meeting.

                                           Very truly yours,

                                           /s/ John Quicke
                                           ------------------------
                                           John Quicke

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 21 of 23 Pages
----------------------                                    ----------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

     WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Layne Christensen Company, a Delaware corporation ("Layne");

     WHEREAS, Steel Partners II, L.P., a Delaware limited partnership ("Steel"),
Steel  Partners,  L.L.C.,  a  Delaware  limited  liability  company,  Warren  G.
Lichtenstein,  James  Henderson  and John  Quicke  wish to form a group  for the purpose of seeking representation on the Board of Directors of Layne;

     WHEREAS,  Steel  intends to  nominate  James  Henderson  and John Quicke as nominees  to be elected to the Board of  Directors  of Layne at the 2006  annual meeting of stockholders  of Layne, or any other meeting of stockholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Annual Meeting").

     NOW, IT IS AGREED, this 2nd day of February 2006 by the parties hereto:

     1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934, as amended,  each of the  undersigned  (collectively,  the "Group")
agrees to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to the  securities of Layne.  Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein.

     2.   So long as this agreement is in effect,  each of the undersigned shall provide  written  notice to  Olshan  Grundman  Frome  Rosenzweig  & Wolosky  LLP
("Olshan") of (i) any of their  purchases or sales of  securities  of Layne;  or
(ii) any  securities  of Layne over which they acquire or dispose of  beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

     3.   Each of the undersigned  agrees to solicit proxies or written consents for the  election of James  Henderson  and John Quicke,  or any other  person(s)
nominated by Steel, to the Board of Directors of Layne at the Annual Meeting.

     4.   Steel  agrees to bear all  expenses  incurred in  connection  with the
Group's  activities,  including  expenses  incurred  by any of the  parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection with the Annual Meeting.  Notwithstanding the foregoing,  Steel shall not be required to reimburse any party for (i)  out-of-pocket  expenses incurred by a party in the  aggregate in excess of $250  without  Steel's  prior  written approval;  (ii) the value of the time of any party;  (iii)  legal fees  incurred without Steel's prior written approval; or (iv) the costs of any counsel,  other than Olshan,  employed in connection  with any pending or threatened  litigation without Steel's prior written approval.

     5.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 22 of 23 Pages
----------------------                                    ----------------------

be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of Layne, as he/it deems appropriate, in his/its sole discretion,  provided that all such sales are made in compliance with all applicable securities laws.

     6.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which,  taken together,  shall  constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

     7.   In the event of any  dispute  arising  out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

     8.   Any party hereto may terminate his obligations under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to
Steven Wolosky at Olshan, Fax No. (212) 451-2222.

     9.   Each party  acknowledges that Olshan shall act as counsel for both the
Group and Steel.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 23 of 23 Pages
----------------------                                    ----------------------

     IN WITNESS  WHEREOF,  the parties  hereto have caused this  Agreement to be executed as of the day and year first above written.

                                           STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                           Name: Warren G. Lichtenstein
                                           Title: Managing Member

                                           STEEL PARTNERS, L.L.C.

                                           By:  /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                           Name: Warren G. Lichtenstein
                                           Title: Managing Member

                                           /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           WARREN G. LICHTENSTEIN

                                           /s/ James Henderson
                                           -------------------------------------
                                           JAMES HENDERSON

                                           /s/ John Quicke
                                           -------------------------------------
                                           JOHN QUICKE